UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Aviv REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05381L 101

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05381L 101	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Craig M. Bernfield
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,921,804 (1)(2)
	6.	SHARED VOTING POWER 343,925 (3)
	7.	SOLE DISPOSITIVE POWER 5,921,804 (1)(2)
	8.	SHARED DISPOSITIVE POWER 343,925 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,265,729
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4% (4)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents: (i) 197,109 shares of common stock, par value $0.01 per share (“Common Stock”), of Aviv REIT, Inc., a Maryland corporation (“Aviv REIT”), held by the Reporting Person; (ii) 199,020 limited partnership units (“OP Units”) of Aviv Healthcare Properties Limited Partnership, a Delaware limited partnership and a subsidiary of Aviv REIT, which are redeemable for cash or, at the election of Aviv REIT, for an equal number of shares of Common Stock, held by CMB Aviv Acquisition, L.L.C., a Delaware limited liability company of which the Reporting Person is the sole member and manager; and (iii) 2,416,969 options to purchase shares of Common Stock held by the Reporting Person.

(2)	Represents 3,108,706 OP Units held by Craig M. Bernfield C Unit, L.L.C., a Delaware limited liability company of which the Reporting Person is a member and the sole manager. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(3)	Represents 171,962.5 options to purchase shares of Common Stock held by each of the Generation Trust f/b/o Jamie Lauren Bernfield c/u Bernfield Exempt Family Trust dated December 20, 2012 and the Generation Trust f/b/o Sari Jessica Bernfield c/u Bernfield Exempt Family Trust dated December 20, 2012, trusts for the benefit of the Reporting Person’s children. The Reporting Person’s spouse is the trustee of each such trust. The Reporting Person may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share voting and dispositive power with respect to these securities.

(4)	Calculated based on a total of 43,660,881 shares of Common Stock outstanding, which consists of (i) an estimated 37,592,261 shares of Common Stock outstanding as of October 31, 2013, according to information filed by Aviv REIT on November 7, 2013, (ii) 3,307,726 OP Units and (iii) 2,760,894 options to purchase shares of Common Stock.

CUSIP No. 05381L 101	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer
Aviv REIT, Inc.

(b)	Address of Issuer’s Principal Executive Offices
303 W. Madison Street
Suite 2400
Chicago, IL 60606

Item 2.

(a)	Names of Persons Filing
Craig M. Bernfield

(b)	Address of the Principal Office or, if none, Residence
c/o Aviv REIT, Inc.
303 W. Madison Street
Suite 2400
Chicago, IL 60606

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share

(e)	CUSIP Number
05381L 101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 05381L 101	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,265,729

(b)	Percent of class: 14.4% (4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,921,804 (1)(2)

(ii)	Shared power to vote or to direct the vote: 343,925 (3)

(iii)	Sole power to dispose or to direct the disposition of: 5,921,804 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of: 343,925 (3)

(1) Represents: (i) 197,109 shares of common stock, par value $0.01 per share (“Common Stock”), of Aviv REIT, Inc., a Maryland corporation (“Aviv REIT”), held by the Reporting Person; (ii) 199,020 limited partnership units (“OP Units”) of Aviv Healthcare Properties Limited Partnership, a Delaware limited partnership and a subsidiary of Aviv REIT, which are redeemable for cash or, at the election of Aviv REIT, for an equal number of shares of Common Stock, held by CMB Aviv Acquisition, L.L.C., a Delaware limited liability company of which the Reporting Person is the sole member and manager; and (iii) 2,416,969 options to purchase shares of Common Stock held by the Reporting Person.

(2) Represents 3,108,706 OP Units held by Craig M. Bernfield C Unit, L.L.C., a Delaware limited liability company of which the Reporting Person is a member and the sole manager. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(3) Represents 171,962.5 options to purchase shares of Common Stock held by each of the Generation Trust f/b/o Jamie Lauren Bernfield c/u Bernfield Exempt Family Trust dated December 20, 2012 and the Generation Trust f/b/o Sari Jessica Bernfield c/u Bernfield Exempt Family Trust dated December 20, 2012, trusts for the benefit of the Reporting Person’s children. The Reporting Person’s spouse is the trustee of each such trust. The Reporting Person may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share voting and dispositive power with respect to these securities.

(4) Calculated based on a total of 43,660,881 shares of Common Stock outstanding, which consists of (i) an estimated 37,592,261 shares of Common Stock outstanding as of October 31, 2013, according to information filed by Aviv REIT on November 7, 2013, (ii) 3,307,726 OP Units and (iii) 2,760,894 options to purchase shares of Common Stock.

All ownership information reporting in this Item 4 is as of December 31, 2013.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Certain persons listed in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the Reporting Person. Such interest of Craig M. Bernfield C Unit, L.L.C. relates to more than 5 percent of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 05381L 101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

/s/ Craig M. Bernfield
CRAIG M. BERNFIELD